                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                          FILED PURSUANT TO 13d-2(a)

                             Hybrid Networks, Inc.
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
                        (Title of Class of Securities)

                                  44860K10 2
                                (CUSIP Number)

                                 Don A. Jensen
                         Vice President and Secretary
                              Sprint Corporation
                                P.O. Box 11315
                          Kansas City, Missouri 64112
                                (913) 624-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                           Michael J. Egan III, Esq.
                                King & Spalding
                             191 Peachtree Street
                          Atlanta, Georgia 30303-1763
                                (404) 572-4600

                                August 30, 1999
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 44860K10 2

1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sprint Corporation
    48-0457967

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]

                                                            (b) [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS

    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                               [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Kansas


  NUMBER OF SHARES             7. SOLE VOTING POWER                            6,807,271
 BENEFICIALLY OWNED            8. SHARED VOTING POWER                               None
 BY EACH REPORTING             9. SOLE DISPOSITIVE POWER                       6,807,271
    PERSON WITH               10. SHARED DISPOSITIVE POWER                          None


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    *6,807,271

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                      [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39%

14. TYPE OF REPORTING PERSON

    CO

--------

* Reflects Class A Debentures convertible into 3,859,649 shares of Common Stock (as hereinafter defined), Class B Debentures convertible into 1,000 shares of non-convertible Preferred Stock (as hereinafter defined) and 8,397,873 Warrants to purchase Class A Debentures convertible into
  2,946,622 shares of Common Stock.

                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                    OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.001 par value per share, (the "Common Stock") of Hybrid Networks, Inc. (the "Issuer") that is issuable upon conversion of Convertible Class A Debentures (as hereinafter defined) and certain Warrants (as hereinafter defined) to purchase subordinated debentures having terms substantially identical to the Convertible Class A Debentures each held by Sprint Corporation, a Kansas corporation (the "Purchaser"). In addition, the Statement outlines the terms upon which the Preferred Stock, $1.00 par value per share (the "Preferred Stock") of the Issuer is issuable upon conversion of Convertible Class B Debentures (as hereinafter defined) held by the Purchaser.

The principal executive offices of the Issuer are located at 6409 Guadalupe Mines Road, San Jose, California 95120.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This Statement is being filed by the Purchaser having its principal business offices at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205. The Purchaser is a diversified telecommunications service provider. Its principal business includes long distance service, local service, wireless personal communications services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Purchaser are set forth on Schedule I which is attached hereto and incorporated herein by reference. Each director and executive officer is a citizen of the United States, except: Michel Bon is a citizen of France; and Ron Sommer is a citizen of Germany.

(d) During the last five years, neither the Purchaser nor, to the best of the Purchaser's knowledge, any of its directors or executive officers listed on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Purchaser nor, to the best of the Purchaser's knowledge, any of its directors or executive officers listed on
Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or
(ii) finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All amounts paid by the Purchaser for the securities described in this
Schedule 13D were funded from amounts available in its cash accounts.

ITEM 4. PURPOSE OF TRANSACTION

On August 30, 1999, the Purchaser and the Issuer entered into the Purchase Agreement (the "Purchase Agreement") pursuant to which the Purchaser agreed to purchase from the Issuer Convertible Class A Debentures and Convertible Class B Debentures for an aggregate purchase price of $11,001,000. The Purchase Agreement provided that in consideration for the equipment purchase commitment of the Purchaser set forth in the Equipment Purchase Agreement (as hereinafter defined), the Issuer would issue to the Purchaser Warrants to purchase subordinated debentures having terms substantially identical to the Convertible Class A Debentures.

The transactions contemplated by the Purchase Agreement were consummated on September 9, 1999. In accordance with the terms of the Purchase Agreement, the Issuer and the Purchaser entered into a Warrant Agreement and an Investors Rights Agreement (each as hereinafter defined) and agreed to enter into an Equipment Purchase Agreement. The Purchaser entered into the Purchase Agreement and consummated the transactions contemplated thereby with the intent of making a strategic equity investment in one of its equipment suppliers. Discussions of the Purchase Agreement, the Convertible Debentures, the Warrants, and the Investors Rights Agreement are qualified in their entirety by the complete text of such agreements, copies of which are filed as exhibits hereto.

The Purchase Agreement

As provided in the Purchase Agreement, it was a condition of Purchaser's obligations to effect the transactions contemplated thereby that effective upon the Closing (as defined in the Purchase Agreement), (i) two members of the Issuer's Board of Directors would resign and (ii) two individuals designated by the Purchaser (the "Purchaser Nominees") would be appointed to fill the vacancies in the Board of Directors of the Issuer created by such resignations.

In addition, under the Purchase Agreement, as long as the Purchaser's Interest (as defined in the Purchase Agreement) is 10% or greater, the Issuer is not permitted to take or authorize (or enter into any agreement to take or authorize) certain actions described in the Purchase Agreement without the prior written approval of the Purchaser.

The Purchase Agreement also provides that, if the Issuer enters into a Change of Control Agreement (as defined in the Purchase Agreement) with a third party at any time at which the Purchaser's Interest is 10% or greater, the Issuer must provide a complete copy of the Change of Control Agreement (including all schedules and exhibits) and any related agreements to the Purchaser within one Business Day following the execution of the Change of Control Agreement. The delivery of the Change of Control Agreement to the Purchaser shall constitute a binding offer by the Issuer to consummate with the Purchaser the transactions contemplated by the Change of Control Agreement on the terms set forth in the Change of Control Agreement. Such offer shall be irrevocable for a period ending at 11:59 p.m., Kansas City time, on the 60th day following the day of delivery of the Change of Control Agreement to the Purchaser, which period may be extended as provided in the Purchase Agreement.

The Purchase Agreement provides that for so long as the Purchaser's Interest is equal to or greater than 10%, if the Issuer determines to issue for cash consideration additional securities of the Issuers, including options, warrants, convertible instruments or other direct or indirect rights to acquire equity securities of the Issuer ("Equity Securities") to third parties, other than Equity Securities issued or proposed to be issued to or for the benefit of any Person (as defined in the Purchase Agreement) who serves as an employee or director of the Issuer in the ordinary course of business, the Issuer shall offer the Purchaser the right to purchase that certain portion of the additional Equity Securities outlined in the Purchase Agreement.

In accordance with the Purchase Agreement, for so long as the Purchaser's Interest is equal to or greater than 10%, if the Issuer determines to issue additional Equity Securities to officers or employees or for other than cash consideration, and the issuance of such additional Equity Securities would cause the Purchaser's Interest to fall below 10%, the Purchaser shall have the right to purchase from the Issuer simultaneous with the issuance of such Equity Securities such number of shares of Common Stock as will cause the Purchaser's Interest to remain at or above 10%.

Convertible Debentures

Pursuant to the terms of the Purchase Agreement, the Purchaser purchased Convertible Class A Debentures in the face amount of $11 million (the "Class A Debenture"), which bear interest at the rate of 4% per annum, on a 360 days basis, actual days elapsed, which is payable quarterly in arrears commencing on October 1, 1999 and thereafter on the first business day of each calendar quarter. In lieu of paying such interest in coin or currency, the Issuer will pay interest on the Class A Debenture by adding the amount of such interest to the outstanding principal amount due under the Class A Debenture. The Purchaser shall have the right to convert the principal of the Class A Debenture (or any portion of the principal thereof which is $1.00 or an integral multiple of $1.00) into fully paid and nonassessable (except as otherwise provided by law) shares of Common Stock at the rate of one share of Common Stock for each $2.85 principal amount of the Class A Debenture (subject to adjustment as provided in the Class A Debenture, the "Conversion Price"). The Class A Debenture is convertible at any time, at the option of the Purchaser, following the first of the following to occur: (i) December 31, 1999 (unless the Issuer agrees in writing to an earlier date), (ii) a Change of Control (as hereinafter defined) of the Issuer or (iii) receipt by the Purchaser of a Change of Control Notice (as hereinafter defined) from the Company. For purposes of the Class A Debenture, Change of Control means the occurrence of any of the following: (a) any Person (as defined in the Purchase Agreement) shall have acquired beneficial ownership of more than 25% of the outstanding voting stock of the Issuer (within the meaning of Section 13(d) or 14(d) of the Exchange Act); or (b) individuals who immediately following the Closing were directors of the Issuer (which shall include the Purchaser Nominees, together with any replacement or additional directors who were nominated or appointed by a majority of directors in office immediately following the Closing or by a majority of such directors and their nominees or appointees) cease to constitute a majority of the Board of Directors of the Company. In the event that a proposed Change of Control will occur pursuant to an agreement to which the Issuer is a party, the Issuer shall give notice of such proposed Change of Control (the "Change of Control Notice") to the Purchaser at least 10 business days prior to the consummation of the transactions contemplated by such agreement.

At any time on or after December 31, 2000, the Issuer shall have the right to convert the principal of the Class A Debenture (or any portion of the principal hereof which is $1.00 or an integral multiple of $1.00) into fully paid and nonassessable (except as otherwise provided by law) shares of Common Stock at the Conversion Price.

Pursuant to the terms of the Purchase Agreement, the Purchaser also purchased Convertible Class B Debentures in the face amount of $1,000 (the "Class B Debenture"). The Class B Debentures bear interest at the rate of 4% per annum, on a 360 days basis, actual days elapsed, which is payable in full at maturity or upon conversion. The Class B Debenture is convertible at any time at the option of the Purchaser into 1,000 shares of Preferred Stock. The Preferred Stock shall, with respect to rights on liquidation, dissolution, winding up or dividend, rank pari passu with any other series of preferred stock, par value $0.001 per share of the Issuer. As long as the Purchaser's Interest is 10% or greater the holders of Preferred Stock, voting as a separate class, shall have the right to elect two directors to serve on the Issuer's Board of Directors. These directors shall replace the Purchaser Nominees.

Warrant Agreement

As a condition to the Closing, the Issuer and the Purchaser entered into a Warrant Agreement pursuant to which the Purchaser purchased 8,397,873 Warrants to purchase subordinated debentures (the "Warrant Agreement") having terms substantially identical to the Class A Debentures (the "Warrants"). The Warrants are exercisable on the earliest date that the Purchaser has submitted to the Issuer at least $1,000,000 of purchase orders under the Equipment Purchase Agreement. On such date, 10% of the Warrants (rounded to the nearest whole Warrant) shall become exercisable. Thereafter, an additional 10% of the Warrants (rounded to the nearest whole Warrant) shall become exercisable for each additional $1,000,000 of purchase orders as are submitted by the Purchaser to the Issuer under the Equipment Purchase Agreement, such that the entire amount of Warrants shall be exercisable when $10,000,000 of purchase orders have been submitted.

Equipment Purchase Agreement

In consideration for the issuance of the Warrants, the Purchaser agreed that as promptly as practicable following the Closing, the Issuer and the Purchaser would enter into the Equipment Purchase Agreement pursuant to which the Purchaser will purchase from the Company, certain types of Cable Modems in the amount of $10,000,000 dollars on the terms and conditions described therein (the "Equipment Purchase Agreement").

Investor Rights Agreement

As a condition to the Closing, the Issuer and the Purchaser entered into the 1999 Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement"). The Purchaser was granted certain registration rights with respect to the securities acquired under the Purchase Agreement.

Except as set forth in this Item or Item 6, the Purchaser has no plans or proposals that relate to, or would result in, the matters referred to in paragraphs (a)-(j) of Item 4 of this Schedule 13D. The Purchaser, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Purchaser has purchased the Class A Debenture and the Class B Debenture for an aggregate purchase price of $11,001,000, together with a commitment by the Purchaser to purchase $10,000,000 of equipment under the Equipment Purchase Agreement pursuant to which the Company issued to the Purchaser the Warrants. Assuming the conversion of the Class A and Class B Debentures as of the date hereof (including the conversion of the Warrants) the Purchaser would own 6,806,271 shares of Common Stock, representing approximately 39% of the 17,472,967 shares of Common Stock reported as outstanding by the Issuer as of August 30, 1999, as disclosed in the Issuer's representations set forth in the Purchase Agreement (adjusted to include the Common Stock issuable upon conversion of the Class A Debentures and the Warrants) and 1,000 shares of the Preferred Stock, representing 100% of the outstanding Preferred Stock. The number of shares of Common Stock into which a Class A Debenture is convertible may be increased due to certain adjustments to the Conversion Price as described in Item 4 and the Class A Debenture.

(b) The Purchaser has the sole power to vote or to direct the vote of 6,806,271, shares of Common Stock and the sole power to dispose or to direct the disposition of 6,806,271 shares of the Common Stock. The Purchaser has the sole power to vote or to direct the vote of 1,000 shares of the Preferred Stock and the sole power to dispose or to direct the disposition of 1,000 shares of the Preferred Stock.

(c) Neither the Purchaser nor, to the best of the Purchaser's knowledge, any of its directors or executive officers, has effected a transaction in the Common Stock during the sixty days preceding the date of this
      Schedule 13D.

(d) Not applicable.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 for a description of the Purchase Agreement, the Convertible Debentures, the Investor Rights Agreement, the Warrant Agreement and the Equipment Purchase Agreement, which are incorporated herein by reference.

Except as set forth above, to the best of the Purchaser's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

Exhibit                                             Description
-------                                             -----------
   1     Securities Purchase Agreement between Sprint Corporation and Hybrid Networks, Inc., dated as of
         August 30, 1999.
   2     Warrant Agreement between the Purchaser and Hybrid Networks, Inc., dated as of September 9, 1999.
   3     1999 Amended and Restated Investor Rights Agreement, dated as of September 9, 1999.
   4     4% Convertible Class A Debenture due 2009.
   5     4% Convertible Class B Debenture due 2009.
   6     Form of Certificate of Designation of Series J Non-Convertible Preferred Stock of Hybrid Networks,
         Inc.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Sprint Corporation

                                              /s/ Don A. Jensen
                                          By: _________________________________
                                            Name: Don A. Jensen
                                            Title: Vice President and
                                             Secretary

Date: September 9, 1999

                                                                     SCHEDULE 1

1. Directors, Executive Officers and Controlling Persons of Sprint Corporation. The name, business address and present principal occupation or employment of the directors and executive officers of the Purchaser are listed below. Unless otherwise indicated, the business address of each such director and executive officer is: c/o Sprint Corporation, 2330 Shawnee Mission Parkway, Westwood, KS 66205. The other required information with respect to each person is set forth under Item 2.

Name                              Principal Occupation, Address and Business
----                              ------------------------------------------
DuBose Ausley        Director of Sprint Corporation. Chairman of a law firm, Ausley &
                     McMullen, P.O. Box 391, Tallahassee, FL 32302.
Warren L. Batts      Director of Sprint Corporation. Retired Chairman and Chief Executive
                     Officer of Tupperware Corporation and retired Chairman of Premark
                     International, Inc., Suite 214, One Northfield Plaza, Northfield, IL
                     60093.
John E. Berndt       President of Sprint International.
Gene M. Betts        Senior Vice President and Treasurer of Sprint Corporation.
Michel Bon           Director of Sprint Corporation. Chairman of France Telecom, 6 Place
                     d'Alleray, 75505 Paris Cedex 15, France.
Kevin E. Brauer      President National Integrated Services of Sprint Corporation, 7301
                     College Boulevard, Overland Park, KS 66210.
J. Richard Devlin    Executive Vice President and General Counsel of Sprint Corporation.
William T. Esrey     Chairman and Chief Executive Officer and Director of Sprint
                     Corporation.
Michael B. Fuller    President Local Telecommunications Division of Sprint Corporation,
                     5454 West 110th Street, Overland Park, KS 66211.
Irvine O. Hockaday,  Director of Sprint Corporation. President and Chief Executive
 Jr.                 Officer of Hallmark Cards, Inc., 2501 McGee Trafficway, Kansas City,
                     MO 64108.
Harold S. Hook       Director of Sprint Corporation. Retired Chairman and Chief Executive
                     Officer of American General Corporation, Suite W16-01, 2727 Allen
                     Parkway, Houston, TX 77019.
Arthur B. Krause     Executive Vice President and Chief Financial Officer of Sprint
                     Corporation.
Arthur A. Kurtze     Senior Vice President One Sprint Strategic Development of Sprint
                     Corporation.
Ronald T. LeMay      President and Chief Operating Officer and Director of Sprint
                     Corporation.
Linda Koch Lorimer   Director of Sprint Corporation. Vice President and Secretary of Yale
                     University, P.O. Box 208230, New Haven, CT 06520.
John P. Meyer        Senior Vice President and Controller of Sprint Corporation.
Charles E. Rice      Director of Sprint Corporation. Vice Chairman-Corporate Development
                     of Bank of America, P.O. Box 40789, Jacksonville, FL 32203.
Theodore H. Schell   Senior Vice President Strategic Planning and Corporate Development
                     of Sprint Corporation.

Name                              Principal Occupation, Address and Business
----                              ------------------------------------------
Louis W. Smith       Director of Sprint Corporation. President and Chief Executive
                     Officer of Ewing Marion Kauffman Foundation, 4801 Rockhill Road,
                     Kansas City, MO 64110.
Ron Sommer           Director of Sprint Corporation. Vice Chairman of the Board of
                     Management of Deutsche Telekom A.G., Friedrich-Ebert-Allee 140,
                     53113 Bonn, Germany.
Andrew J. Sukawaty   President of Sprint PCS, 4900/4800 Main, Kansas City, MO 64112.
Stewart Turley       Director of Sprint Corporation. Retired Chairman of Eckerd
                     Corporation, Suite 201, 1465 South Fort Harrison Avenue, Clearwater,
                     FL 33756.
I. Benjamin Watson   Senior Vice President Human Resources of Sprint Corporation.
Thomas E. Weigman    Senior Vice President Consumer Market Strategy and Communications of
                     Sprint Corporation.

                                 EXHIBIT INDEX

Exhibit                                             Description
-------                                             -----------
  1      Securities Purchase Agreement between the Purchaser and Hybrid Networks, Inc., dated as of
         August 30, 1999.
  2      Warrant Agreement between the Purchaser and Hybrid Networks, Inc., dated as of September 9, 1999.
  3      1999 Amended and Restated Investor Rights Agreement, dated as of September 9, 1999.
  4      4% Convertible Class A Debenture due 2009.
  5      4% Convertible Class B Debenture due 2009.
         Form of Certificate of Designation of Series J Non-Convertible Preferred Stock of Hybrid Networks,
  6      Inc.